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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------
                                SCHEDULE 14D-1

                            TENDER OFFER STATEMENT
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                               ----------------
                           UNISOURCE WORLDWIDE, INC.
                           (Name of Subject Company)

                           ATLANTA ACQUISITION CORP.
                          GEORGIA-PACIFIC CORPORATION
                                   (Bidders)

                    Common Stock, Par Value $.001 Per Share
                        (Title of Class of Securities)

                                  909208 10 0
                     (CUSIP Number of Class of Securities)

                               ----------------

                             James F. Kelley, Esq.
                 Senior Vice President Law and General Counsel
                          Georgia-Pacific Corporation
                              133 Peachtree, N.E.
                               Atlanta, GA 30303
                                (404) 652-4000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                   and Communications on Behalf of Bidders)

                                With Copies to:
                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                             599 Lexington Avenue
                           New York, New York 10022
                                (212) 848-4000

                               ----------------

                           CALCULATION OF FILING FEE
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Transaction Valuation* $904,726,584            Amount of Filing Fee $180,945.32
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 *  Calculated by multiplying $12.00, the per share tender offer price, by
    75,393,882, the sum of the 70,217,397 currently outstanding shares of Common Stock sought in the Offer and the 5,176,485 shares of Common Stock subject to options outstanding as of May 25, 1999.

**  Calculated as 1/50 of 1% of the transaction value.

[_] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: Not applicable.
    Form or Registration No.: Not applicable.
    Filing Party: Not applicable.
    Date Filed: Not applicable.

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 1.
  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Person Above

  George-Pacific Corporation
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds BK
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 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)                                                     [_]

--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Incorporation
  Georgia

--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person 1,000 shares that may be deemed beneficially
  owned are described herein in Section 8 ("Certain
  Information Concerning Purchaser and Parent") of the
  Offer to Purchase.
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  --
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
  CO

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--------------------------------------------------------------------------------

 1.
  Name of Reporting Person S.S. or I.R.S. Identification
  No. of Person Above

  Atlanta Acquisition Corp.
--------------------------------------------------------------------------------

 2.
  Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

 3.
  SEC Use Only
--------------------------------------------------------------------------------

 4.
  Sources of Funds AF
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 5.
  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(e) or 2(f)                                                     [_]

--------------------------------------------------------------------------------

 6.
  Citizenship or Place of Incorporation
  Delaware

--------------------------------------------------------------------------------

 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person 1,000 shares that may be deemed beneficially
  owned are described herein in Section 8 ("Certain
  Information Concerning Purchaser and Parent") of the
  Offer to Purchase.
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
  Certain Shares
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  --
--------------------------------------------------------------------------------

10.
  Type of Reporting Person
  CO

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

  This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Atlanta Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Georgia-Pacific Corporation, a Georgia corporation ("Parent"), to purchase all outstanding shares (the "Shares") of common stock, par value $.001 per share, of Unisource Worldwide, Inc., a Delaware corporation (the "Company"), at a price of $12.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated May 28, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.

Item 1. Security and Subject Company.

  (a) The name of the subject company is Unisource Worldwide, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 1100 Cassatt Road, Berwyn, Pennsylvania 19312.

  (b) The exact title of the class of equity securities being sought is shares of common stock, par value $.001 per share, of the Company. The information set forth in the Introduction of the Offer to Purchase and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

  (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

  (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Introduction, Section 7 ("Certain Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a)-(c) The information set forth under Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

  (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listings and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a) and (b) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to Be Compensated.

  The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

  (a) Not applicable.

  (b) and (c) The information set forth under Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth under Section 13 ("Effect of the Offer and Merger on the Market for the Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

  (e) Not applicable.

  (f) The information set forth in the Offer to Purchase and Letter of Transmittal and the Agreement and Plan of Merger, dated as of May 25, 1999, among Parent, Purchaser and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), is incorporated herein by reference.

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Item 11.  Material to be Filed as Exhibits.

  (a)(1) Form of Offer to Purchase dated May 28, 1999.

  (a)(2) Form of Letter of Transmittal.

  (a)(3)  Form of Notice of Guaranteed Delivery.

  (a)(4) Form of Letter from Wasserstein Perella & Co., Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

  (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Advertisement as published in The Wall Street Journal on May 28, 1999.

  (a)(8) Press Release issued by Parent on May 17, 1999.

  (b)(1) Letter of Bank America National Trust and Savings Association to
         Parent.

  (c)(1) Agreement and Plan of Merger, dated as of May 25, 1999, among Parent, Purchaser and the Company.

  (c)(2) Confidentiality Agreement, dated as of May 13, 1999, between Parent and the Company.

  (c)(3) Confidentiality Agreement, dated as of May 13, 1999, between Parent and the Company.

  (d)  None.

  (e)  Not applicable.

  (f)  None.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 1999

                                          ATLANTA ACQUISITION CORP.

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name: James F. Kelley
                                             Title: Senior Vice President and
                                             General Counsel

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 1999

                                          GEORGIA-PACIFIC CORPORATION

                                          BY: /s/ James F. Kelley
                                             ----------------------------------
                                             Name: James F. Kelley
                                             Title: Vice President and
                                             Secretary

                                 EXHIBIT INDEX

 Exhibit
 -------
 (a)(1)  Form of Offer to Purchase dated May 28, 1999.

 (a)(2)  Form of Letter of Transmittal.

 (a)(3)  Form of Notice of Guaranteed Delivery.

 (a)(4)  Form of Letter from Wasserstein Perella & Co. to Brokers,
          Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients.

 (a)(6)  Form of Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.

 (a)(7)  Summary Advertisement as published in The Wall Street Journal on
          May 28, 1999.

 (a)(8)  Press Release issued by Parent dated May 17, 1999.

 (b)(1) Letter of Bank of America National Trust and Savings Association to Parent.

 (c)(1)  Agreement and Plan of Merger, dated as of May 25, 1999, among
          Parent, Purchaser and the Company.

 (c)(2)  Confidentiality Agreement dated as of May 13, 1998 between
          Parent and the Company.

 (c)(3)  Confidentiality Agreement dated as of May 13, 1999 between
          Parent and the Company.

 (d)     None.

 (e)     Not applicable.

 (f)     None.

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